UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 3, 2023

_____

In the Matter of

Sourcelight LLC
30 N Gould St
Suite R
Sheridan, WY 82801

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12036

_____

        Sourcelight LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

        In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 3, 2023.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief